Exhibit 99.1

Tiziana Announces Last Patient Completes Last Visit in Phase 2a INFORM-MS Trial of Intranasal Foralumab

BOSTON, MA, September 21, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the last patient has completed their last visit in the Company’s Phase 2a clinical trial evaluating intranasal foralumab in patients with non-active Secondary Progressive Multiple Sclerosis (na-SPMS).

The randomized, double-blind, placebo-controlled Phase 2a trial, known as INFORM-MS (NCT06292923), enrolled a total of 48 patients across three cohorts at multiple leading U.S. clinical sites. The study is evaluating the safety, tolerability, and efficacy of two doses of intranasal foralumab versus placebo over a 12-week treatment period, with the primary endpoint focused on change in microglial activation as measured by positron emission tomography (PET) imaging, along with secondary clinical endpoints including the Expanded Disability Status Scale (EDSS) and the Modified Fatigue Impact Scale (MFIS). Tiziana expects to lock the database this week, and announce 12-week treatment topline data in October.

Following completion of the blinded phase, all participants, including those who initially received placebo, have the opportunity to receive intranasal foralumab in a six-month follow on open-label extension (OLE). The OLE is designed to generate longer term safety and efficacy data. Encouragingly, data from the Company’s Expanded Access Program in na-SPMS have shown that most patients treated with intranasal foralumab either stabilized or improved in clinical outcomes over an extended treatment duration.

“I congratulate the entire Tiziana team, our clinical investigators, study sites, and most importantly the patients and their families who made this milestone possible,” said Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “Completing the last patient last visit in our Phase 2a INFORM-MS trial is a significant achievement. The dedication and hard work of everyone involved have brought us to this important point in the development of intranasal foralumab for patients living with na-SPMS, a condition with unmet medical need. We look forward to unblinding and presenting the topline data next month.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923), as well as additional Phase 2 trials in AD and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and include statements regarding the closing of the Offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com